[LETTERHEAD OF COOLEY GODWARD LLP]

May 26, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Barbara Jacobs

Re:	Rackable Systems, Inc., Registration Statement
on Form S-1 (File No. 333-122576)

Dear Ms. Jacobs:

On behalf of our client, Rackable Systems, Inc. (“Rackable Systems” or the “Company”), we are electronically transmitting a conformed copy of Rackable Systems’ Amendment No. 4 to its registration statement on Form S-1, marked to show changes from Amendment No. 3 to the registration statement filed with the Commission on May 4, 2005. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 4.

Amendment No. 4 is being filed in further response to comments 19 and 20 of your letter dated April 22, 2005, setting forth the Staff’s comments regarding Amendment No. 1 to the registration statement. In addition, Amendment No. 4 contains minor additional changes to the Registration Statement. For your convenience, comments 19 and 20 are repeated below.

Financial Statements

Revenue Recognition, pp. F-10 to F-11

Note 17. Stock Based Compensation, pp. F-27 to F-29

19.	We have considered your responses to prior comments nos. 63 and 64 and do not believe the method used to determine the fair value of shares underlying stock options awarded is appropriate. In this regard, we note that the values of shares of common stock underlying the stock options granted were determined based on a straight-line progression of value between December 2003 and February 2005. This method does not appear to be objectively supportable or based on generally accepted valuation methodologies. In view of this, supplementally tell us whether or not you considered the guidance provided in the AICPA publication “Valuation of Privately-Held-Company Equity Securities Issued As Compensation.”

Securities and Exchange Commission

May 26, 2005

Page Two

20.	For the stock option awards identified in your response to our prior comment no. 63, supplementally provide, with a view towards additional disclosure in your filing, the information contemplated by par. 182 of the AICPA valuation guide. Additionally, tell us how you considered the disclosures recommend in pars. 179 through 181 of the AICPA valuation guide.

In our letter to you dated April 29, 2005, submitted along with the conformed copy of Rackable Systems’ Amendment No. 2 to its registration statement on Form S-1, we responded to your comments 19 and 20 of your letter dated April 22, 2005. As we advised you telephonically, the Company has performed additional procedures with respect to the matters you address in comments 19 and 20. These procedures are as set forth below.

On May 13, 2005, Rackable Systems retained the valuation firm Houlihan Lokey Howard & Zukin (“Houlihan Lokey”) to assist the Company in valuing the Company’s common stock at three separate dates in 2004, namely, January 27, 2004, April 21, 2004, and November 4, 2004 (the “Valuation Dates”). The Valuation Dates were chosen as they were dates upon which Rackable Systems had granted a large number of stock options. Houlihan Lokey has done an extensive analysis and has prepared a written report expressing their conclusions regarding the fair value of Rackable Systems’ common stock, on a per-share basis, as of the Valuation Dates.

Houlihan Lokey used a two-step process to value the Company. In the first step, Houlihan Lokey determined the aggregate equity value of the Company, using the market multiple approach and the discounted cash flow approach. In the second step, Houlihan Lokey valued the common stock on a per share basis. The per-share value is based on (1) an analysis of the aggregate equity value of the Company divided by the fully diluted shares outstanding after consideration of options exercise proceeds and (2) an analysis using the Black-Scholes pricing model to value the common stock based on securities outstanding as of the Valuation Dates and contemplated to be issued before the Company’s initial public offering.

Houlihan Lokey considered other approaches such as the private financing approach and guideline company transactions, but did not rely on their value indication due to lack of comparability of available data.

The results of the valuation for the fair value of the Company’s common stock per share as expressed on a non-marketable, minority interest basis as of the Valuation Dates, as concluded in Houlihan Lokey’s report, is reasonably stated in the following ranges:

January 27, 2004:	$5.25 to $6.50
April 21, 2004:	$6.50 to $7.75
November 4, 2004:	$9.00 to $10.75

This compares to the Company’s determination of the value of the Common Stock at each of these dates as follows:

Securities and Exchange Commission

May 26, 2005

Page Three

January 27, 2004:	$5.98
April 21, 2004:	$7.37
November 4, 2004:	$10.61

As you can see, the Company’s valuations fall squarely within the ranges detailed in the Houlihan Lokey report, which the Company believes provides strong additional support that the Company’s original valuations are reasonable. Consequently, the Company advises the Staff that it continues to believe that its estimates are reasonable, are supported both by the methods that the Company originally used as well as by the methods employed with Houlihan Lokey, and that no revision to its financial numbers is warranted.

Consistent with par. 182 of the AICPA valuation guide, the disclosure on page 39 and 40 of Amendment No. 4 has been revised to disclose, among other things, the fact that the Company performed the additional procedures with the assistance of an unrelated valuation expert, the methods used, and the assumptions made. The disclosure further states that the results of the valuation was to obtain ranges for the value of the Company’s common stock at each of the Valuation Dates, and that the values that the Company used as of those dates were within these ranges.

Rackable Systems and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.

Securities and Exchange Commission

May 26, 2005

Page Four

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5191 or to Timothy J. Moore at (650) 843-5690.

Sincerely,

COOLEY GODWARD LLP

/s/    Brett D. White

Brett D. White

cc:	Thomas K. Barton

Todd R. Ford

William P. Garvey

Dennis R. DeBroeck, Esq.

Robert A. Freedman, Esq.